EXHIBIT 99.1

AMAZON.COM RELEASES 2001 SECOND QUARTER RESULTS

Pro Forma Operating Loss Improves to $28 Million;
Used Orders Approximately 10% of Total U.S. Orders;
Expands Strategic Alliance with America Online

SEATTLE – (Business Wire) – July 23, 2001 – Amazon.com, Inc. (Nasdaq: AMZN) today announced financial results for its second quarter ended June 30, 2001. Net sales were within the range of the company’s guidance, increasing 16 percent to $668 million, compared with $578 million in the second quarter of 2000. Pro forma loss from operations improved by 69 percent to $28 million, or 4 percent of net sales, compared with $89 million, or 15 percent of net sales in the second quarter of 2000.

Pro forma net loss, which includes net interest expense, improved by 50 percent to $58 million, or $0.16 per share, compared with $116 million, or $0.33 per share in the second quarter of 2000. Net loss (GAAP) for the quarter improved by 47 percent to $168 million, or $0.47 per share, from $317 million, or $0.91 per share. A detailed reconciliation of GAAP to pro forma is included with the attached financial statements.

“We continue to make progress toward reaching pro forma operating profitability in the fourth quarter of 2001,” said Warren Jenson, Amazon.com’s chief financial officer. “This quarter, the U.S. was profitable on a pro forma operating basis for the first time, and this is our sixth sequential quarter of improved absolute pro forma operating results.”

“We thank our over 21 million customers who have purchased in the last year, more than 1 million of whom have purchased a used product from one of our more than 60,000 Amazon Marketplace sellers” said David Risher, Amazon.com’s senior vice president of marketing and merchandising. “In fact, this quarter, roughly 10 percent of our U.S. orders were for a used product, and we’re very pleased that so many of our customers have embraced this option.”

Today the company also announced an expanded strategic alliance with America Online, Inc., a subsidiary of AOL Time Warner (NYSE: AOL). Amazon.com’s e-commerce platform will power America Online’s Shop@ destinations. America Online, Inc., also invested $100 million in Amazon.com common stock, priced at the lower of $15.282 per share or the average closing price of Amazon.com common stock from July 24 to July 30, 2001. The common stock was sold pursuant to a registration statement that Amazon.com previously filed with the Securities and Exchange Commission.

“We’ve worked hard to build the easiest-to-use, most customer-focused and technologically sophisticated e-commerce platform,” said Jeff Bezos, founder and CEO of Amazon.com. “We are pleased that today’s alliance with America Online will bring many of these same benefits to AOL’s merchants and more than 30 million members.”

Highlights of Second Quarter Results (comparisons are with the second quarter of 2000)

  Net sales rose 16% to $668 million, from $578 million.
  Net sales from international sites rose 75% to $128 million, from $73 million.
  Worldwide, 2.6 million new customers ordered, including 900,000 new International customers.
  Gross profit increased 32% to $180 million, from $136 million.
  Fulfillment costs improved to 13% of net sales, from 15% of net sales.
  Pro forma loss from operations improved by 69% to $28 million, or 4% of net sales, compared with $89 million, or 15% of net sales.
  U.S. (U.S. Retail and Services segments combined) pro forma operating results improved to a $2 million profit, from a loss of $55 million.
  Pro forma net loss, which includes net interest and other expense of $30 million, improved by 50% to $58 million, or $0.16 per share, compared with $116 million, or $0.33 per share.
  Net loss (GAAP) narrowed to $168 million, or $0.47 per share, down from $317 million, or $0.91 per share, an improvement of 47%.
  Annualized inventory turns improved to 14, compared with 10.
  Cash and marketable securities were $609 million at June 30, 2001.

Business Outlook

The following forward-looking statements reflect Amazon.com’s expectations as of July 23, 2001. Given the potential changes in general economic conditions and consumer spending, the emerging nature of online retail and the various other risk factors discussed below, actual results may differ materially. The company intends to continue its practice of not updating forward-looking statements other than in publicly available statements.

Third Quarter 2001 Expectations

  Net sales are expected to be between $625 million and $675 million.
  Gross margin is expected to be between 24 and 27 percent of net sales.
  Absolute pro forma operating losses are expected to be approximately flat with to very slightly down from the second quarter of 2001.
  Cash and marketable securities, including the $100 million investment from America Online, Inc., announced today, are expected to be over $600 million at September 30, 2001.

Fourth Quarter 2001 Expectations

  Net sales are expected to increase between 10 percent and 20 percent over the fourth quarter of 2000.
  Pro forma operating profitability is expected for the quarter.
  Cash and marketable securities, including the $100 million investment from America Online, Inc., announced today, are expected to be approximately $900 million at December 31, 2001.

These forward-looking statements are inherently difficult to predict. Actual results could differ materially for a variety of reasons, including, among others, the rate of growth of the Internet and online commerce, customer spending patterns, the amount that Amazon.com invests in new business opportunities and the timing of those investments, the mix of products sold to customers, the mix of net sales derived from products as compared with services, risks of inventory management, the degree to which the company enters into service relationships and other strategic transactions, fluctuations in the value of securities and non-cash payments Amazon.com receives in connection with such transactions, foreign currency exchange risks, and risks of fulfillment throughput and productivity. Other risks and uncertainties include, among others, Amazon.com’s anticipated losses, significant amount of indebtedness, competition, seasonality, potential fluctuations in operating results, management of potential growth, system interruption, consumer trends, fulfillment center optimization, inventory, limited operating history, fraud and Amazon Payments, new business areas, international expansion, business combinations, strategic alliances and strategic partnerships. More information about factors that potentially could affect Amazon.com’s financial results is included in Amazon.com’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2000, and all subsequent filings, including Quarterly Reports on Form 10-Q.

Pro Forma Results

Pro forma information regarding Amazon.com’s results from operations is provided as a complement to results provided in accordance with accounting principles generally accepted in the United States (GAAP). Pro forma operating loss excludes stock-based compensation costs, amortization of goodwill and other intangibles, and restructuring-related and other costs. Management measures the progress of the business using this pro forma information.

Pro forma net loss excludes stock-based compensation costs, amortization of goodwill and other intangibles, restructuring-related and other costs, other gains, equity in losses of equity-method investees, and the cumulative effect of change in accounting principle.

Conference Call

A conference call to discuss second quarter 2001 financial results and 2001 business outlook will be Webcast live on Monday, July 23, 2001, at 5:00 p.m. EDT/2:00 p.m. PDT. This conference call will be available at www.amazon.com/ir through September 30, 2001, and will contain forward-looking statements and other material information.

About Amazon.com

Amazon.com (Nasdaq: AMZN) opened its virtual doors on the World Wide Web in July 1995 and today offers Earth’s Biggest Selection, along with online auctions and free electronic greeting cards. Amazon.com seeks to be the world’s most customer-centric company, where customers can find and discover anything they might want to buy online. Amazon.com and sellers list millions of unique new and used items in categories such as electronics, kitchen and housewares, books, music, DVDs, videos, camera and photo items, toys, software, computer and video games, cell phones and service, tools and hardware, and outdoor living products. Through Amazon Marketplace, zShops and Auctions, any business or individual can sell virtually anything to Amazon.com’s over 35 million cumulative customer accounts, and with Amazon Payments, sellers can accept credit card transactions, avoiding the hassles of offline payments.

Amazon.com operates four international Web sites: www.amazon.co.uk, www.amazon.de, www.amazon.fr and www.amazon.co.jp. It also operates the Internet Movie Database (www.imdb.com), the Web’s comprehensive and authoritative source of information on more than 275,000 movies and entertainment titles and 1 million cast and crew members dating from the birth of film.

Amazon.com Contacts
For Investors and Analysts- Tim Halladay Investor Relations (206) 266–2171 ir@amazon.com	For Media- Patty Smith Public Relations (206) 266–7180

AMAZON.COM, INC.
Supplemental Financial Information and Business Metrics
(unaudited)
(in millions, except per share data)

	2000					Y / Y

	Q2	Q3	Q4	Q1 2001	Q2 2001	Growth %
Results of Operations
Net sales	$ 578	$ 638	$ 972	$ 700	$ 668	16%
Net sales — trailing twelve months (TTM)	$ 2,184	$ 2,466	$ 2,762	$ 2,888	$ 2,978	36%
Net sales outside the U.S. (including .com export sales) — % of net sales	23%	23%	21%	26%	28%	N/A
Gross profit	$ 136	$ 167	$ 224	$ 183	$ 180	32%
Gross margin — % of net sales	23.5%	26.2%	23.1%	26.1%	26.9%	N/A
Fulfillment costs — % of net sales	15.2%	15.1%	13.5%	14.0%	12.8%	N/A
Pro forma operating expenses	$ 225	$ 236	$ 284	$ 231	$ 208	(8%)
Pro forma operating loss	$ (89)	$ (68)	$ (60)	$ (49)	$ (28)	(69%)
Pro forma operating loss — % of net sales	(15.5%)	(10.7%)	(6.2%)	(6.9%)	(4.2%)	N/A
Pro forma net loss	$ (116)	$ (89)	$ (90)	$ (76)	$ (58)	(50%)
Pro forma net loss per share	$ (0.33)	$ (0.25)	$ (0.25)	$ (0.21)	$ (0.16)	(52%)
GAAP net loss	$ (317)	$ (241)	$ (545)	$ (234)	$ (168)	(47%)
GAAP net loss per share	$ (0.91)	$ (0.68)	$ (1.53)	$ (0.66)	$ (0.47)	(48%)
U.S. books, music and DVD/video (US BMVD) segment:
US BMVD net sales	$ 385	$ 400	$ 512	$ 410	$ 390	1%
US BMVD gross profit	$ 87	$ 109	$ 139	$ 109	$ 111	28%
US BMVD pro forma operating income — % of US BMVD net sales	3%	6%	8%	7%	10%	N/A
U.S. electronics, tools and kitchen (US ETK) segment:
US ETK net sales	$ 92	$ 98	$ 220	$ 117	$ 111	21%
US ETK gross profit	$ 6	$ 9	$ 22	$ 17	$ 13	117%
US ETK pro forma operating loss — % of US ETK net sales	(75%)	(62%)	(33%)	(39%)	(37%)	N/A
Services segment:
Services net sales	$ 27	$ 53	$ 96	$ 42	$ 39	44%
Services gross profit	$ 27	$ 31	$ 37	$ 28	$ 26	(4%)
Services pro forma operating income — % of services net sales	15%	14%	18%	10%	11%	N/A
U.S. Retail and Services combined pro forma operating income (loss) — % of U.S. Retail and Services net sales	(11%)	(5%)	(2%)	(2%)	0%	N/A
International segment:
International net sales	$ 73	$ 88	$ 145	$ 132	$ 128	75%
International gross profit	$ 16	$ 19	$ 26	$ 28	$ 29	81%
International pro forma operating loss — % of international net sales	(47%)	(45%)	(30%)	(26%)	(23%)	N/A

AMAZON.COM, INC.
Supplemental Financial Information and Business Metrics
(unaudited)
(in millions, except cost per new customer account, net sales per active customer account, inventory turnover, accounts payable days, and employee data)

		2000				Y / Y

	Q2	Q3	Q4	Q1 2001	Q2 2001	Growth %
Customer Data
New customer accounts	2.5	2.9	4.1	3.0	2.6	4%
Cumulative customer accounts	22.5	25.4	29.5	32.5	35.1	56%
Active customer accounts — TTM	17.0	18.2	19.8	20.5	21.1	24%
New customer accounts — international	0.6	0.9	1.1	1.0	0.9	50%
Cumulative customer accounts — international	3.0	3.9	5.0	6.0	6.9	130%
Active customer accounts — international — TTM	2.7	3.3	4.2	4.9	5.4	100%
Cost per new customer account	$ 17	$ 15	$ 13	$ 12	$ 14	(18%)
Net sales (excluding catalog sales and inventory sales to Toysrus.com) per active customer account — TTM	$ 125	$ 130	$ 134	$ 135	$ 136	9%
U.S. customers purchasing from non-US BMVD stores	13%	14%	36%	19%	21%	N/A
Balance Sheet
Cash and marketable securities	$ 908	$ 900	$1,101	$ 643	$ 609	(33%)
Inventory, net	$ 172	$ 164	$ 175	$ 156	$ 129	(25%)
Inventory — % of net sales	30%	26%	18%	22%	19%	N/A
Inventory turnover — annualized	10.3	11.2	17.7	12.6	13.7	33%
Fixed assets, net	$ 344	$ 352	$ 366	$ 304	$ 292	(15%)
Accounts payable days — ending	59	60	60	45	48	(19%)
Cash Flows
Cash generated by (used in) operations	$ (54)	$ (4)	$ 248	$ (407)	$ 2	104%
Cash used in operations — TTM	$(418)	$(347)	$(130)	$ (217)	$ (161)	(61%)
Purchases of fixed assets	$ (29)	$ (42)	$ (37)	$ (19)	$ (10)	(66%)
Other
Employees (full-time and part-time)	7,700	8,500	9,000	8,600	7,800	1%

AMAZON.COM, INC.
Financial and Operational Highlights
Second Quarter Ended June 30, 2001
(unaudited)

Results of Operations (all comparisons are with the second quarter of 2000)

Net Sales

·	Orders from repeat customers represented 80% of total, up from 78%.

·	Shipping revenue across all segments was approximately $76 million, up from $73 million.

·	Cash-based portion of Services revenues was approximately 80%, up from 27%; non-cash Services revenues were approximately 20%, down from 73%.

Gross Profit

·	Gross margin, excluding the results of our Services segment, would have been 24%, up from 20%.

·	Shipping gross loss was approximately $2 million, down from gross profit of $7 million. We will from time to time continue to offer shipping promotions to our customers and may continue to experience fluctuating shipping margins.

Fulfillment

·	Fulfillment costs represent those costs incurred in operating and staffing our fulfillment and customer service centers, including costs attributable to receiving, inspecting and warehousing inventories; picking, packaging and preparing customers’ orders for shipment; credit card fees and bad debt costs; and responding to inquiries from customers.

·	Fulfillment costs amounted to approximately 13% of net sales, down from 15% of net sales; excluding net sales from our Services segment, fulfillment costs would have been approximately 14%, down from 16%.

Stock-Based Compensation

·	During the first quarter of 2001, we offered a limited non-compulsory exchange of employee stock options. This option exchange offer results in variable accounting treatment for approximately 13 million stock options at June 30, 2001, which includes approximately 12 million options granted under the exchange offer with an exercise price of $13.375, and options that were subject to the exchange offer but were not exchanged. Variable accounting treatment will result in unpredictable charges or credits, recorded to “Stock-based compensation,” dependent on fluctuations in quoted prices for our common stock.

·	Stock-based compensation includes stock-based charges resulting from variable accounting treatment, option-related deferred compensation recorded at our initial public offering, and certain other compensation and severance arrangements. Stock-based compensation also includes the portion of acquisition-related consideration conditioned on the continued tenure of key employees of certain of our acquired businesses. During the quarter, stock-based compensation related to variable accounting treatment was $4 million, and the termination of certain acquisition-related employees prior to vesting in stock-based compensation awards had the effect of reducing stock-based compensation to $2 million.

Amortization of Goodwill and Other Intangibles

·	The Financial Accounting Standards Board issued SFAS No. 142 “Goodwill and Other Intangible Assets” which requires use of a non-amortization approach to account for purchased goodwill and certain intangibles, effective January 1, 2002. We expect the adoption of this accounting standard will have the impact, commencing January 1, 2002, of reducing to zero our amortization of goodwill and significantly reducing our amortization of intangibles.

Restructuring-Related and Other

·	We continued the implementation of our operational restructuring plan to reduce our operating costs, streamline our organizational structure and consolidate certain of our fulfillment and customer service operations. As a result of this initiative, we recorded restructuring and other charges of approximately $114 million during the first quarter and $59 million during the second quarter of 2001. This initiative involved the reduction of employee staff by approximately 1,300 positions throughout the Company in managerial, professional, clerical, technical and fulfillment roles; consolidation of our Seattle corporate office locations; closure of our McDonough, Georgia, fulfillment center; seasonal operation of our Seattle fulfillment center; closure of our customer service centers in Seattle and The Hague, Netherlands; and migration of a large portion of our technology infrastructure to a Linux-based operating platform, which entails ongoing lease obligations for equipment no longer utilized. Each component of the restructuring plan has been substantially completed as of June 30, 2001.
·	Costs that relate to ongoing operations are not part of restructuring and other charges. All inventory adjustments that may result from the closure or seasonal operation of our fulfillment centers are classified in “Cost of goods sold” on the consolidated statements of operations. There were no significant inventory write-downs resulting from the restructuring.

·	For the quarter ended June 30, 2001, the charges associated with our restructuring were as follows (in thousands):

Asset impairments	$7,225
Continuing lease obligations	49,713
Termination benefits	(327)
Broker commissions, professional fees and other miscellaneous restructuring costs	2,039

$58,650

·	Continuing lease obligations primarily relate to technology infrastructure no longer being utilized. Where possible, we are actively seeking third parties to sublease abandoned equipment. Amounts expensed represent estimates of undiscounted future cash outflows, offset by anticipated third-party subleases.

·	We anticipate the restructuring charges will result in the following net cash outflows:

(in thousands)

		Termination
	Leases	Benefits	Other	Total
Year Ending December 31,
2001	$35,678	$12,108	$4,630	$52,416
2002	34,059	78	3,538	37,675
2003	4,643	—	—	4,643
2004	1,589	—	—	1,589
2005	1,563	—	—	1,563
Thereafter	6,473	—	—	6,473

Total estimated cash outflows	$84,005	$12,186	$8,168	$104,359

First and second quarter 2001 cash payments resulting from the restructuring, which are included in the above amounts, were $10 million and $11 million, respectively.

Net Interest Expense and Other

·	Other expense primarily relates to net realized gains and losses on sales of marketable securities, miscellaneous operating taxes and foreign currency transaction losses.

Other Gains

·	Other gains, net were $11 million for the three months ended June 30, 2001, consisting of the following (in thousands):

Foreign currency gain on PEACS	$22,876
Foreign currency losses on conversion of Euro-denominated investments	(6,216)
Other than temporary impairment losses, equity investments	(4,858)
Warrant remeasurements and other	(487)

$11,315

·	As of June 30, 2001, our recorded basis in our investment in Webvan Group, Inc., was reduced to zero as Webvan Group, Inc. ceased operations and announced their intentions to file for bankruptcy. We do not expect to recover any portion of our investment in Webvan Group, Inc.

Equity in Losses of Equity-Method Investees

·	Equity in losses of equity-method investees represents our share of losses of companies in which we have investments that give us the ability to exercise significant influence, but not control, over an investee. Equity-method losses reduce our underlying investment balances until the recorded basis is reduced to zero.

Loss Per Share

·	The effect of stock options is antidilutive and, accordingly, is excluded from diluted loss per share. If the effect of stock options was included, the number of shares used in computation of diluted loss per share would have been approximately 376 million, compared with 360 million shares used in computation of basic and diluted loss per share for the three months ended June 30, 2001.

·	Common stock subject to vested and unvested employee stock options was approximately 42 million shares, or 12% of our outstanding common stock as of June 30, 2001.

Financial Condition

Cash and Marketable Securities

·	Cash and marketable securities are impacted by the effect of quarterly fluctuations in foreign currency exchange rates, particularly the Euro.

·	Our marketable securities, at fair value, consist of the following, as of June 30, 2001 (in thousands):

Corporate notes and bonds	$ 14,898
Asset-backed and agency securities	34,346
Treasury notes and bonds	83,950
Equity securities	12,826

$146,020

Certain Definitions and Other

·	Our segment reporting includes four segments: U.S. Books, Music and DVD/Video; U.S. Electronics, Tools and Kitchen; International; and Services. Allocation methodologies are consistent with past presentations.

·	The U.S. Books, Music and DVD/Video segment includes revenues, direct costs and cost allocations associated with retail sales from www.amazon.com for books, music and DVD/video products, and includes amounts earned on sales of similar products sold through Amazon Marketplace.

·	The U.S. Electronics, Tools and Kitchen segment includes revenues, direct costs and cost allocations associated with www.amazon.com retail sales of Electronics (consumer electronics products, camera and photo items, software, computer and video games, and cell phones and related service), Tools (tools and hardware) and Kitchen (kitchen and housewares products and outdoor living items) products, toys and video games sold other than through our Toysrus.com strategic alliance, and new initiatives, and includes amounts earned on sales of similar products sold through Amazon Marketplace.

·	U.S. Retail represents the combination of the U.S. Books, Music and DVD/Video segment and the U.S. Electronics, Tools and Kitchen segment.

·	The Services segment includes revenues, direct costs and cost allocations associated with the Company’s business-to-business strategic relationships, including our strategic alliance with Toysrus.com, and miscellaneous advertising revenues, as well as amounts from Amazon Auctions, zShops and Payments. Amounts earned from the Services segment are attributed to the U.S.

·	U.S. represents the combination of U.S. Retail and the Services segment.

·	The International segment includes all revenues, direct costs and cost allocations associated with the retail sales of the Company’s four internationally focused sites: www.amazon.de, www.amazon.fr, www.amazon.co.jp and www.amazon.co.uk.

·	Trailing twelve-month sales per active customer account figures include all amounts earned through Internet sales, including revenue earned from our strategic relationships with selected companies, but exclude catalog sales and sales of inventory to Toysrus.com.

·	All references to customers mean customer accounts. Customer accounts exclude the customers of selected companies with whom we have strategic relationships, and customer accounts of our catalog businesses, but include customer accounts shared with Toysrus.com and customers of Amazon Auctions, zShops and Marketplace services.